May 23, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW.

Washington, DC 20549-0306

Attention: Larry Spirgel, Assistant Director

Re:	Boston Communications Group, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Filed March 16, 2005

File No. 0-28432

Dear Mr. Spirgel:

In reference to your comments dated May 10, 2005 on the above filing, we would like to request an extension of five business days to provide a response. Please note, if an extension is granted, our response will be filed no later then May 31, 2005.

Please do not hesitate to contact me if you have any questions or comments.

Very truly yours,

Boston Communications Group, Inc.

By:	/s/ Karen A. Walker
Karen A. Walker, Chief Financial Officer

Cc:	Kyle Moffatt

Boston Communications Group, Inc. • 55 Middlesex Turnpike • Bedford, MA 01730 • Tel: 781.904-5000 • Fax: 781.904-5602 • www.bcgi.net